FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

29 October, 2002

02055832

re Rule 12 g3-2(b)

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 05 2002
WASH. D.C.
161

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on October 29, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

dlw 11/18

KONECRANES

29 October, 2002
10.00 a.m.

KCI Konecranes Group
Interim Report January-September 2002

STANDARD LIFTING EQUIPMENT LOW, OTHER BUSINESS AREAS STABLE

- Business climate remained difficult
- Total picture unchanged: Standard Lifting and Modernisations (part of Service) affected by low market. Other business areas stable
- EBIT lagging last year's on low Standard Lifting sales and MEUR 6.2 in one time charges, of which MEUR 3.0 in Q3.
- Strong cash flow (all time high)

	Third quarter			January-September			LY
MEUR	Q3/2002	Q3/2001	Change	1-9/02	1-9/01	Change	1-12/01
SALES			%			%	
Maintenance Services	94.0	90.9	3.4	267.8	260.6	2.7	365.2
Standard Lifting Equipment	49.2	61.1	-19.5	146.0	178.5	-18.2	244.9
Special Cranes	41.5	46.1	-10.1	148.1	152.7	-3.0	227.3
Internal Sales	-21.2	-19.7	7.6	-51.6	-55.0	-6.2	-81.1
Sales total	**163.4**	**178.4**	**-8.4**	**510.2**	**536.8**	**-5.0**	**756.3**
Income from operations (EBITA)	**8.0**	**13.9**	**-42.3**	**23.1**	**36.8**	**-37.2**	**59.4**
Goodwill amortisation	-0.8	-1.0	-19.5	-2.6	-3.1	-16.9	-4.1
Operating income (EBIT)	**7.2**	**12.9**	**-44.0**	**20.5**	**33.7**	**-39.1**	**55.3**
(EBIT excl. one time charges	10.2	12.9	-20.9	26.7	33.7	-20.8)	
Financial income and expenses	-0.3	-0.7	-62.4	-0.8	-1.9	-54.4	-2.8
Income before taxes and minority interest	**7.0**	**12.2**	**-42.9**	**19.7**	**31.8**	**-38.2**	**52.4**
Net income	**4.7**	**8.3**	**-43.8**	**13.3**	**21.8**	**-39.1**	**35.3**
Earnings per share (EUR)	**0.32**	**0.57**	**-43.3**	**0.91**	**1.48**	**-38.5**	**2.40**
ORDERS RECEIVED							
Maintenance Services	72.7	73.1	-0.5	240.0	241.2	-0.5	307.2
Standard Lifting Equipment	49.1	53.7	-8.5	154.0	179.0	-13.9	229.2
Special Cranes	33.4	56.3	-40.7	124.6	166.0	-25.0	209.6
Internal Orders	-15.9	-15.9	-0.2	-52.0	-48.7	6.7	-66.9
Orders Received total	**139.4**	**167.2**	**-16.6**	**466.7**	**537.5**	**-13.2**	**679.1**
Order book at end of period				**260.8**	**346.9**	**-24.8**	**279.7**

Comment on quarterly results:
The difficult market situation continued. Maintenance Services continued to develop well, Special Cranes encountered normal quarterly swing retaining a satisfactory order backlog. Standard Lifting Equipment was low, margins were up, orders gap against last year is closing. Group income still burdened by one time charges. Interest costs down.

Comment on year-end results:
The business environment is not expected to change. Services is expected to develop according to plan, positive effects from acquisitions starting to show towards end of year.
Standard Lifting Equipment: no fast improvement seen in sales, however, due to already implemented cost cuts sales margins improvement is expected to continue, new orders closing gap on last year.
Special Cranes have a balanced order backlog and is expected to develop accordingly.
The Group's competitive advantages has increased considerably, cost cutting and other measures are biting and Q4 operational results therefore expected to be at the level or exceed that of Q4/2001. The potential for interesting acquisitions is high.

KCI KONECRANES INTERNATIONAL PLC KCI KONECRANES GROUP
P.O. Box 661 • Koneenkatu 8 • FIN - 05801 HYVINKÄÄ • FINLAND • Tel. +358-(0)20 427 11 • Fax +358-(0)20 427 2099
Business ID 0942718-2 • VAT Reg. No. FI09427182 • Domicile Hyvinkää • www.konecranes.com

29 October, 2002
10.00 a.m.

Stig Gustavson, President & CEO

Turning point

The markets. During the first half of the current year, we saw a gradually improving market for our products and services. In the late summer there seems to have been a shift in market sentiment, to the worse again.

Our performance. Despite this gloomy outlook, our own business performance gave a number of positive signs in Q3. Standard Lifting Equipment improved its margin again to over ten per cent. Orders are coming close to last year's level, and we are going into Q4 with a much better order backlog in this business area compared to the situation last year. This bodes well for volumes and profit generation in Q4.

Our Special Cranes area is also doing well. Harbours and shipyards are of course hesitant to commit themselves for large investments, however, the industrial part of our offering is a clear star performer. Our recent breakthrough into the traditional American steel industry is clear evidence.

Our Special Cranes product offering is thoroughly competitive. One more proof: our market share in double girder cranes in America reached an all time high in H1/02 with 33.27 %. Another: in Germany our orders now increase while the market is down.

In Maintenance the core field business is doing very well. Plus 9 % in orders during January- September speaks for itself. The modernisation business is low at the moment, as could be expected.

Acquisitions are forthcoming. We have acquired three companies so far this year (plus two minor ones) and there will be more. Acquisition negotiations are a good way of getting to understand the competition, even in cases where no deal is reached. Our confidence in our strong market and technical position has been further strengthened.

The Baan litigation latest moves. In our Q2/02 report we expressed some concern on Invensys' (Baan's parent) future structure. We have now moved to get attachments on certain of Baan's assets in order to back our claims.

Baan on their hand, have moved to open a process, now in the US. In typical American style, claims are gigantic, especially when claims for punitive damages are included.

As a long time US company, we are used to this way of using the law in business and their action comes as no surprise. In this case, which is not within our normal course of business, we felt compelled to notify the markets on the existence of Baan's claim.

We find Baan's US claim both unspecified and unfounded. We are of course doing everything to protect our interests. It seems that Baan and Invensys are seeking for every possible means to strengthen their position in their disputes with us, and put further pressure on us. We feel it is unfortunate that unrealistic amounts are claimed without any specification or base in the real world.

29 October, 2002
10.00 a.m.

General Review

Group Sales January to September was EUR 510.2 million, which is 5.0 % less compared to the sales during the same period last year (EUR 536.8 million). The sales decrease in the new equipment business (Special Cranes and Standard Lifting) during Q3/02 was 15.4% compared to Q3/01. In Maintenance Services sales grew during Q3/02 by 3.4% year-on-year, despite lower sales in modernisation projects (part of Maintenance Business Area). During the first half of 2002 Maintenance Services sales grew 2.4 %.

Group operating income January to September was EUR 20.5 million, which is 13.2 million lower, compared to the level of last year. The operating Income during Q3/02 was 44% lower compared to Q3/01, which is a direct consequence of the lower sales and one time charges (EUR 6,2 million). Excluding one time charges the operating income was 20.9 % lower. No one time gains were booked. The operating income grew during Q3/02 in Maintenance Services but decreased in the new equipment businesses.

The operating income before goodwill amortisation (EBITA) January to September was EUR 23.1 million (EUR 36.8 million one year ago).

The costs of Group financing continued to decrease due to a strong cash flow and was EUR 0.8 million, which is 54.4 % lower compared to what it was one year ago (1-9/2001: 1.9 million).

Income before taxes January-September was EUR 19.7 million compared to EUR 31.8 million one year ago. During Q3/02 income before taxes was EUR 7.0 million compared to the level of EUR 12.2 million in Q3/01.

The net income January to September was EUR 13.3 million, which is 39.1 % lower compared to the net income of EUR 21.8 million one year ago. Correspondingly, the EPS decreased by 38,5% to EUR 0.91, compared to EUR 1.48 one year ago.

The cash flow from operations before capital expenditures from January to September was at a record level of EUR 40.6 million or 2.78 euros per share. The cash flow increased during Q3/02.

Group net interest bearing debt decreased during Q3/02 with EUR 14.4 million and was EUR 45.0 million at the end of September. The Gearing also decreased and was 26.6% at the end of September.

The return on capital employed was 13.2 % compared to 20.0 % during the same period last year.

The order intake during the period from January to September was EUR 466.7 million, which is 13.2 % down from last year (EUR 537.5 million). Orders received during Q3/02 was EUR 139.4 million, which is 16.6% less compared to EUR 167.2 million last year. Especially orders for harbour and shipyard cranes were low in comparison to last year, whereas orders for other special cranes increased. No large harbour crane order was recorded during Q3/02. The order intake for Standard Lifting Equipment was also at a lower level compared to last year. However, the difference between last year's order intake level and this year's narrowed during Q3/02. The order intake in Maintenance Services was at the same level as one year ago. Orders for modernisation projects decreased by 26% compared to last year, but orders for other maintenance activities increased with the same amount in absolute terms and in relative terms by 9%.

The total order book was EUR 260.8 million at the end of September. Although the order book decreased 24.8% compared to one year ago and 6.8% compared to yearend, it remained at an operationally healthy level.

The Group continued its actions for improving operational efficiency. Actions include the launch of new competitive products and actions for adjusting the number of employees. The launch of the new wire rope hoist line is proceeding according to plan and the new line covers over 90% of orders received. The development of the new container crane (BoxHunter technology) and the delivery of the first two units have been successfully completed. Relating to this project, EUR 6.2 million one time charges have been included under Group overheads. The Group's total number of employees amounted to 4,419 at the end of September (9/2001: 4,411). There has been a reduction of 156 employees within the Standard Lifting Equipment Business Area compared to September 2001. The number of employees has increased especially within Maintenance Services as a consequence of both organic and acquired growth.

29 October, 2002
10.00 a.m.

Review by Business Areas

Maintenance Services

The order intake during January to September was EUR 240.0 million, which is 0.5% less compared to 241.2 million during the same period one year ago. The order intake during Q3/02 was also 0.5% lower compared to Q3/01. A reduction was recorded only in orders for modernisations and other big repair projects (-26%), whereas orders for basic maintenance services grew by 9% from January to September.

The maintenance agreement base also continued to grow. There are now 206,600 cranes and hoists in the maintenance service agreement base, compared to 186.000 at yearend 2001.

Field service orders developed very favourably in Finland, France, Great Britain and Australia. The development was slowest in North America. Nevertheless, orders started to grow also in America during Q3/02. Maintenance Services sales January to September was EUR 267.8 million, compared to EUR 260.6 million one year ago. Sales grew with 2.7% compared to one year ago and with 3.4% during Q3/02.

In our previous interim report (Q2/02), Maintenance Services' new growth market Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry was introduced. The strong positive development within Plant Maintenance continued. The Group has started to investigate possibilities for expanding the plant maintenance activities to areas outside Finland.

Growth in operating income from January to September accelerated slightly compared to sales and was EUR 16.8 million or 6.3% on sales. The corresponding figures for last year were EUR 16.0 million and 6.1%. The operating income during the third quarter grew clearly compared to Q2/02 both in absolute terms and relative to sales. In this respect, typically Q4 has been the best quarter of the year. This development is expected to repeat itself also during this year.

Standard Lifting Equipment

The order intake from January to September was EUR 154.0 million, which is 13.9 % down from EUR 179.0 million during the same period last year. The order intake during Q3/02 was 8.5 % down compared to Q3/01. The market has further deteriorated both in North America and in Germany. Orders received in these markets showed, however, growth during Q3/02 indicating a clear growth in market share. The most positive development was recorded in China, Great Britain and in the Benelux countries.

Business Area sales during January to September was EUR 146.0 million, down 18.2% compared to EUR 178.5 million last year. The decrease was 19.5 % during Q3/02. Compared to the yearend the order book has grown with 17 %, indicating that sales will make a clear return to growth during Q4/02.

The operating income January-September was EUR 13.9 million or 9.5 % on sales. There was a margins increase in Q3/02 to 10.2 %. One year ago operating income was EUR 22.1 million, 12.4% on sales. The decrease in operating income was caused by lower sales and price competition. The Group has significantly managed to reduce the negative impact on the operating income through introducing its new competitive wire rope hoist product line and by overhead cost cutting. Over 90 % of hoist orders are now for the new line. In terms of sales the share of the new hoists is 2/3 of total shipments.

The number of employees at the end of September was 969. This is a corresponding reduction of 140 employees from yearend and 156 employees year on year.

The efforts to further improve on cost competitiveness in the business area will continue. This includes, among other things, the complete dismantling of the old wire rope hoist production line before yearend 2002 and start-up and increase of production in China. Additionally, with diminishing development and launching costs of the new hoist line upon project completion, the cost structure will improve further.

The operating income margin grew during Q3/02 to 10.2%, compared to 9.2% after the first half year. As a consequence of the efforts mentioned above and sales growth the operating income margin is expected to grow further during Q4/02.

Special Cranes

The order intake January to September was EUR 124.6 million, down 25.0 % from EUR 166.0 million one year ago. The decrease is substantial, but can partly be explained by a large shipboard gantry crane order of EUR 32 million included in the numbers for last year. During 2002 no such large order has been recorded. As a consequence the order intake within harbour and shipyard cranes has decreased clearly compared to the same period last

year, whereas orders for other (industrial) special cranes have grown by over 10% compared to one year ago. Although uncertainty has increased on the markets the inquiry level remains high. Decision making, however, seems to be slower compared to 18 months ago.

The business area sales during January to September was EUR 148.1 million, down 3.0% from 152.7 million one year ago. The operating income January to September was EUR 8.9 million compared to EUR 10.0 million one year ago. The operating income margins were respectively 6.0% and 6.5%. Mainly as a consequence of the scheduling of project sales and operating income for Q3/02 stayed below last years levels.

The order backlog is still at a comfortable level for Special Cranes operations. As the Special Crane product range has now been totally renewed (including new container crane) and production costs have been reduced, there are now good opportunities for sales growth and improved profitability. The sales and operating income levels for Q4/02 are expected to improve clearly from the levels seen in the beginning of 2002, but also compared to Q4/01.

Group Costs and Consolidation Items

During the period January to September, Group costs and Consolidation Items were EUR 19.2 million, up EUR 4.8 million from EUR 14.4 million one year ago. Group costs, which are not directly allocated to the Business Areas, mainly consist of group management and administrative costs and costs for centralised development functions (such as product and personnel development), legal affairs and group financing. These costs grew by EUR 6.2 million compared to one year ago due to the development of the new container crane technology and the delivery of the first two units. Also costs relating to the development of the group structure have increased substantially.

Group consolidation items (=elimination of internal profit, share of associated companies' result and group goodwill amortisations) decreased clearly from the level one year ago due to changes in the amount of internal margins and group goodwill amortisation.

We estimate that Group costs and consolidation items for the whole year will be approximately EUR 25 – 26 million, assuming there would be no significant one time gains during this year. In relation to Group sales this corresponds to the level of these costs three years ago.

Sales by Market

Sales by different market areas developed as follows:

	1-9/2002 Value	%	1-9/2001 Value	%	Change %
Europe	285.5	56.0	262.6	48.9	+8.7
America	178.3	34.9	211.4	39.4	-15.7
Asia-Pacific	46.3	9.1	62.8	11.7	-26.3
Total	510.2	100.0	536.8	100.0	-5.0

Comment on currencies

Currency exchange rate fluctuations had only marginal effects on Group sales, orders and profits. The lower US dollar had certain effects on the balance sheet, both on our US dollar assets and debt. The net effect is small.

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the strengthening of the euro, especially against the US dollar, has not had any impact on the Group's profitability development. The current level of the US dollar is still high in a historical perspective and therefore it is not a significant obstacle when competing against US dollar zone producers.

Important Orders

Here are some examples on orders received during July-September 2002. The list illustrates our reach, both in terms of customer base and geographical coverage.

Konecranes America Inc. won the contract to supply two hot metal cranes and a service crane to Nucor's steel mill in Jewett, Texas, USA. The transaction marks the first time one of America's big steel mills chooses KCI Konecranes, and the first time an American steelmaker has purchased hot metal cranes featuring new AC technology.

Neptun Stahlbau GmbH of Germany ordered two shipyard cranes with 120 t lifting capacity.

Flensburger Schiffbaugesellschaft mbH & Co. ordered one process crane and the modernisation

of a 120 t crane for its shipyard in Flensburg, Germany.

The components for two coil storage gantries were ordered for a project called Globe marine in the United Arab Emirates.

Hamburger Stahlwerke GmbH in Hamburg, Germany ordered the modernisation of a double girder gantry crane that handles scrap metal. The complete steel structure will be renewed, delivered and erected by Kulicke Konecranes GmbH.

Dubai Aluminium ordered a process crane to its aluminium plant in Dubai, UAE.

General Motors Pontiac, USA placed an order for a stamping crane with one auxiliary hoist.

A multiple crane order was received from Air France in Toulouse, France for a new maintenance area of the Airbus. The order includes eight underslung cranes for the main halls and ten underslung cranes and one top-running crane for different repair halls. The order also included a two years maintenance contract.

CNIM ordered several cranes both to France and UK. Six Refuse handling Cranes were ordered for two Waste-to-Energy plants in France, in Lillebonne and in Compiegne and two Waste-to-Energy grabbing cranes including a slag crane were ordered for a plant in Marchwood, UK.

Toshiba ordered from Konecranes Singapore two power plant cranes for the end customer Asia Cement Group in Taiwan.

Bechtel ordered a power house crane of 130 ton lifting capacity for a project in Rotterdam, Holland.

UPM Kymmene for Shotton Paper in North Wales UK, ordered process cranes for a new Recycled Fibre Mill and Svenska Cellulosa Aktiebolaget (SCA) ordered one paper mill crane to Laakirchen in Austria.

Texturing Technology (part of Corus, formerly British Steel) at Port Talbot in Wales, UK has ordered one new process crane including alterations to two cranes.

Important Events

The crane and maintenance business of **Burlington Engineering Division**, which was acquired in June was included in the Group's income statement as of July 2002.

After the end of the period on 16 October 2002, Konecranes, Inc. (USA) acquired the assets related to the replacement parts and service business of **Crane Manufacturing & Service Corporation** (CMS) in Milwaukee, Wisconsin. CMS will be included in Group figure's as of the purchase date.

The legal processes relating to the failed OMNIMAN ERP-project continue. The arbitration process in Stockholm against Baan Company N.V. continues but the progress in the arbitration has been slow. Final hearings are now expected to be held during the summer in 2003. In the arbitration KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. KCI Konecranes has informed of the start of the arbitration by a Stock Exchange release of 26 February 2001.

KCI Konecranes has taken a number of interim measures in the Netherlands against Baan and its parent Invensys International B.V including successfully attaching a number of assets in the Baan/Invensys Group.

Baan/Invensys have initiated a lawsuit against KCI Konecranes and its US subsidiary and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California claiming, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and treble and punitive damages for an alleged breach of contract and various other alleged acts. As to its factual background and the parties, the dispute relates closely to the above mentioned arbitration proceedings pending in Stockholm.

KCI Konecranes considers the claims initiated in the US Court as completely unfounded and will undertake all necessary measures to protect its interests and to recover any costs and other damage caused by the lawsuit.

Shares and Shareholders

On September 30 KCI Konecranes' share closed at EUR 24.00, down with 15.79 % from year-end (2001: EUR 28.50). During January-September 2002 the HEX All-share Index decreased by 41.04 % and HEX Portfolio Index by 23.98 %. The HEX Metal & Engineering index decreased with 6.64 %.

29 October, 2002
10.00 a.m.

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Statement of Income (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Sales	163.4	178.4	510.2	536.8	756.3
Share of result of participating interest Undertakings	-0.0	-0.0	-0.2	-0.2	-0.3
Depreciation	-3.7	-4.0	-11.7	-12.4	-16.0
Other operating expenses	-152.4	-161.5	-477.8	-490.5	-684.8
Operating income	7.2	12.9	20.5	33.7	55.3
Interests, net	-0.3	-0.9	-1.4	-2.6	-3.4
Other financial income and expenses	0.0	0.2	0.5	0.7	0.6
Income before taxes	7.0	12.2	19.7	31.8	52.4
Taxes	-2.3[1]	-3.8[1]	-6.4[1]	-10.0[1]	-17.1
Net Income for the period	**4.7**	**8.3**	**13.3**	**21.8**	**35.3**
Profit /share (EUR)	**0.32**	**0.57**	**0.91**	**1.48**	**2.40**

Consolidated Balance Sheet (MEUR)

	9/2002	9/2001	12/2001
Fixed Assets	103.0	100.6	99.0
Inventories	87.8	115.7	90.8
Receivables and other current assets	207.6	233.5	249.3
Cash in hand and at banks	12.1	9.4	16.8
Total assets	**410.5**	**459.2**	**455.9**
Equity	179.7	166.1	180.2
Minority Interest	0.1	0.1	0.1
Provisions	11.6	13.3	12.9
Long-term debt	41.1	40.3	56.0
Current liabilities	178.0	239.4	206.7
Total shareholders' equity and liabilities	**410.5**	**459.2**	**455.9**
Gearing	26.6%	51.5%	28.9%
Solidity	44.7%	38.7%	41.4%
Return on capital employed[2]	13.2%	20.0%	24.3%
Equity/share(EUR)	11.59	10.79	11.75

[1] According to estimated tax rate

[2] Calculated on annual basis

29 October, 2002
10.00 a.m.

Consolidated Cashflow (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Free Cashflow	7.5	15.6	28.2	31.5	40.0
Change in working capital	14.1	-13.9	12.4	-11.2	3.1
Cashflow from operations	21.5	1.7	40.6	20.3	43.0
Net Investments	-7.3[3]	-3.1	-17.7[3]	-5.2	1.1
Cashflow before financing	14.3	-1.5	22.8	15.1	44.1
External financing	-12.5	0.9	-26.6	-16.9	-38.8
Correction items	0.1	-0.5	-0.9	0.0	0.3
Net financing	1.9	-1.0	-4.6	-1.8	5.6
Cash and bank deposits at beginning of period	10.3	10.5	16.8	11.2	11.2
Cash and bank deposits at end of period	12.1	9.4	12.1	9.4	16.8
Change of Cash	1.9	-1.0	-4.6	-1.8	5.6

Contingent Liabilities and Pledged Assets (MEUR)

	9/2002	9/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial Guarantees	0.9	0.8	0.8
Own commercial guarantees	146.5	165.4	143.7
Guarantees For associated company's debt For others	 0.8 0.2	 0.8 0.2	 0.7 0.2
Leasing liabilities	17.6	17.6	18.0
Other liabilities	0.8	2.0	2.2
Total	**172.7**	**192.7**	**171.6**

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2002	9/2001	12/2001
Foreign exchange forward contracts	417.9	588.6	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	203.7	132.2	0.0
Total	**646.5**	**745.8**	**607.7**

[3] 1-9/2002 includes acquisition of own shares MEUR 3.2

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one third of the total notional amounts.

Investments

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	**4.3**	**1.3**	**12.3**	**7.5**	**11.3**

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Maintenance Services	94.0	90.9	267.8	260.6	365.2
Standard Lifting Equipment	49.2	61.1	146.0	178.5	244.9
Special Cranes	41.5	46.1	148.1	152.7	227.3
./. Internal	-21.2	-19.7	-51.6	-55.0	-81.1
Total	**163.4**	**178.4**	**510.2**	**536.8**	**756.3**

Operating Income by Business Area (MEUR)

	7-9/2002		7-9/2001		1-9/2002		1-9/2001		1-12/2001	
	MEUR	%	MEUR	%	MEUR	%	MEUR	%	MEUR	%
Maintenance Services	7.3	7.8	7.1	7.8	16.8	6.3	16.0	6.1	24.1	6.6
Standard Lifting Equipment	5.0	10.2	7.9	12.9	13.9	9.5	22.1	12.4	29.2	11.9
Special Cranes	1.5	3.6	2.7	5.9	8.9	6.0	10.0	6.5	17.1	7.5
Group costs	-6.1		-3.1		-17.6		-10.4		-11.9	
Consolidation items	-0.6		-1.7		-1.6		-4.0		-3.2	
Total	**7.2**		**12.9**		**20.5**		**33.7**		**55.3**	

Personnel by Business Area (at the End of the Period)

	9/2002	9/2001	12/2001
Maintenance Services	2,671	2,491	2,481
Standard Lifting Equipment	969	1,125	1,109
Special Cranes	671	690	705
Group staff	108	105	106
Total	**4,419**	**4,411**	**4,401**
Average number of personnel during period	**4,384**	**4,436**	**4,434**

29 October, 2002
10.00 a.m.

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Maintenance Services	72.7	73.1	240.0	241.2	307.2
Standard Lifting Equipment	49.1	53.7	154.0	179.0	229.2
Special Cranes	33.4	56.3	124.6	166.0	209.6
./. Internal	-15.9	-15.9	-52.0	-48.7	-66.9
Total	**139.4**	**167.2**	**466.7**	**537.5**	**679.1**

Order Book (Excl. Service Contract Base)

	9/2002	9/2001	12/2001
Total (MEUR)	**260.8**	**346.9**	**279.7**

Sales by Market (MEUR)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nordic and Eastern Europe	40.0	41.3	126.5	114.2	183.4
EU (excl. Nordic)	57.4	47.9	159.0	148.4	213.6
Americas	49.2	62.4	178.3	211.4	277.4
Asia-Pacific	16.8	26.7	46.3	62.8	81.9
Total	**163.4**	**178.4**	**510.2**	**536.8**	**756.3**

29 October, 2002
10.00 a.m.

Teleconference

An international teleconference will be arranged today on 29 October, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com under "IR Presentations". A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637532.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "IR Presentations") later on 29 October.

Next report

Financial results 2002 will be published on 11 February, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Further information

Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com/IR Presentatios.

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

29 October, 2002
10.15 a.m.

UPDATE ON THE BAAN PROCESSES

The legal processes relating to the failed OMNIMAN ERP-project continue. The arbitration process in Stockholm against Baan Company N.V. continues but the progress in the arbitration has been slow. Final hearings are now expected to be held during the summer in 2003. In the arbitration KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. KCI Konecranes has informed of the start of the arbitration by a Stock Exchange release of 26 February 2001.

KCI Konecranes has taken a number of interim measures in the Netherlands against Baan and its parent Invensys International B.V including successfully attaching a number of assets in the Baan/Invensys Group.

Baan/Invensys have initiated a lawsuit against KCI Konecranes and its US subsidiary and Novasoft Information Technology, Inc in the United States District Court of the Northern District of California claiming, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and treble and punitive damages for an alleged breach of contract and various other alleged acts. As to its factual background and the parties, the dispute relates closely to the above mentioned arbitration proceedings pending in Stockholm.

KCI Konecranes considers the claims initiated in the US Court as completely unfounded and will undertake all necessary measures to protect its interests and to recover any costs and other damage caused by the lawsuit.

"It seems that Baan and Invensys are seeking for every possible means to strenghten their position in their disputes with us, and put further pressure on us. We feel it is unfortunate that unrealistic amounts are claimed without any specification or base in the real world." says Mr Stig Gustavson, President & CEO.

For further information, please contact:
KCI Konecranes International Plc
Mr Stig Gustavson, President and CEO, Tel. +358-400 411 119